Exhibit 99.1

Moolec Science Enters into Transformational Transaction Expanding Across Multiple Technology Platforms

Luxembourg. April 21, 2025. Moolec Science SA (NASDAQ: MLEC; “The Company” or “Moolec”), a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today announced that it has entered into a Business Combination Agreement (the “BCA”) with Bioceres Group Limited (“Bioceres Group”) and other related entities in an all-stock transaction (the “Business Combination”).

Subject to the terms and conditions of the BCA, which was signed on April 17, 2025, several parties will transfer their respective holdings in Bioceres Group, Nutrecon LLC (“Nutrecon”), and Gentle Technologies Corp (“Gentle Tech”, and together with Bioceres Group and Nutrecon, the “Contributed Entities”), resulting in an enlarged corporate structure with Moolec as the parent company. In exchange, Moolec will issue a combination of up to 87 million newly issued shares and 5 million warrants to the shareholders of the Contributed Entities, as more fully described below in the Timing and Approvals section.

Federico Trucco, Bioceres Group’s board member and CEO of Bioceres Crop Solutions Corp commented: “The need to accelerate agricultural innovation to address current and future challenges, such as enhancing on-farm profitability and reducing environmental impact, is increasingly evident. Molecular farming, as exemplified by Moolec Science, offers a compelling solution to the challenge of balancing productivity and sustainability. For instance, what soybean yield technology can rival the direct production of 300kg of animal protein from a 3-ton-per-hectare crop?” He then finished: “Moolec’s recent transformational transaction represents the kind of bold action needed to drive radical change in agriculture. Integrating technologies and capabilities, along with a holistic perspective on agricultural evolution, are essential for moving beyond incremental improvements. Scale and visibility, both of which are key aspects of this transaction, are crucial to achieving this goal. Bioceres is enthusiastic to be part of a larger, more ambitious Moolec, one that expands its focus from science in food ingredients to a comprehensive ‘cradle-to-cradle’ approach.”

Juan Sartori, Founder and Chairman of Union Group remarked: “This is not just a strategic alignment of businesses, it’s the creation of a new kind of company for the 21st century. By combining science, scale, and sustainability, Moolec is positioned to lead a global transformation in how we produce food, materials, and energy. I’m proud to support this vision and the exceptional teams bringing it to life.”

Following the closing of the Business Combination, Moolec will become uniquely positioned in the agricultural value-chain, with a powerful and validated technology discovery and development engine that can address in a cost-competitive way multiple upstream and downstream needs. Moolec’s new value proposition will be centered around modifying or improving seeds and microbes to positively impact the way we utilize land and water resources, while preserving and/or improving human health.

Alejandro Antalich, Chairman of Synbio Powerlabs® added: “This combination marks a defining moment for the bioeconomy. By integrating next-gen ingredients, biological ag solutions, and deep-tech manufacturing capabilities under one roof, we are building a company with unmatched scientific depth and commercial reach. Together, we aim to accelerate the shift toward a more sustainable and resilient food system, one that works in harmony with nature, rather than against it.”

As stated in their most recent annual reports, the companies and brands, which will be controlled or co-controlled by Moolec at the closing of the Business Combination, manage a portfolio of more than 800 patents (or patent applications) and over 550 product registrations, which translates into more than half a billion dollars of goods and services sold in their last fiscal year, to customers in more than 50 different countries.

José López Lecube, CFO and Director of Moolec commented: “This transformative transaction marks a new stage for Moolec, positioning the company for growth within a broader organization that facilitates synergies on multiple levels. Becoming part of a larger organization will enable cost efficiencies and significant revenue increase as well as product portfolio diversification. It will also enlarge our investor base, providing the company with new stakeholders who support Moolec’s new and more diversified business.”

Finally, as reported Mr. Gastón Paladini will step down as Chief Executive Officer (CEO), Director and Chairman of the Board, effective immediately following Moolec’s Extraordinary General Meeting (“EGM”) to be held on April 22, 2025.

Key highlights:

●	Ingredient Innovation: Moolec will continue to develop its flagship molecular farming products such as Piggy Sooy™ and GLASO™, while integrating Mycofood™ under the Eternal® brand from Nutrecon.

●	Biological Ag Expansion: Through Bioceres Group, Moolec will now offer upstream technologies for regenerative agriculture, including biological inputs and climate-resilient seeds like Rizobacter®, ProFarm®, and the HB4® trait.

●	Advanced R&D and Services: Leveraging expanded infrastructure, Moolec will offer R&D, CDMO, and regulatory services under the Agrality® and Synbio Powerlabs® brands, which are controlled or co-controlled by Bioceres Group and Nutrecon, respectively.

●	Emerging Tech & Equipment: The Company will also expand its reach into emerging technologies for grain and biomass transformation, especially in the biomaterials space, as well as new concepts on farm equipment, integrating material science, electric mobility, and autonomy. These emerging opportunities are being pursued by Gentle Tech and Bioceres Group subsidiaries.

●	Operational Synergies: The Business Combination is expected to result in significant cost synergies and an integrated management structure, which will be presented at or prior to closing of the Business Combination.

Timing and Approvals

The Business Combination was unanimously approved by the Board of Directors of all the entities participating in the deal. It is expected to close during the second quarter of 2025 or thereafter, and it is subject to finalizing Moolec’s reverse stock split process and re-domicile to the Cayman Islands among other customary closing conditions and regulatory approvals. This includes the approval by Moolec’s shareholders at a special meeting of shareholders of proposals relating to the Business Combination. Given that the transaction was originally proposed by about 70% of Moolec’s current shareholders, the Company expects strong shareholder support for the Business Combination approval.

The Business Combination will be consummated through an equity exchange. Bioceres Group’s shareholders will surrender their share ownership in Bioceres Group and will receive in exchange up to 80,590,280 shares of Moolec. The shareholders of 100% of Nutrecon and 50% of Gentle Tech will surrender their ownership in these two entities and will receive in exchange 6,475,000 shares of Moolec and 5,000,000 warrants of Moolec at a strike price of $2.00 per warrant, subject to adjustment based on the results of the reverse stock split process.

The intrinsic value of the exchange ratio and the $2 strike price of warrants represent both a compelling premium to Moolec’s current stock price, and a unique opportunity to assemble one of the most formidable public companies in the agricultural industry.

Description of Contributed Entities and Assets

The Contributed Entities consist of Bioceres Group and its subsidiaries, Nutrecon and its subsidiaries and Gentle Tech and its subsidiaries.

Bioceres Group

●	Bioceres Crop Solutions Corp. (NASDAQ: BIOX)

○	Fully integrated provider of crop productivity solutions, including patented technologies for seeds and microbial agricultural inputs, as well as next generation crop nutrition and protection solutions. The company developed HB4® technology, which confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions. It also owns and licenses more than 570 products with approximately 750 patents and patent applications in the United States, Canada, Brazil, Argentina and other countries.

●	Bioceres Tech Services (Agrality® & Inmet)

○	Agrality® is a global agricultural services provider catering to agro-industrial companies worldwide. Their comprehensive service offerings encompass seed manufacturing and R&D, field-testing, and regulatory capabilities, ensuring their clients receive end-to-end solutions. Agrality’s key assets include advanced seed production facilities, enabling high-quality seed development and production.

○	Inmet specializes in the bio-transformation of agro-industrial residues, offering sustainable solutions for waste management in the agricultural sector. They utilize innovative technologies to convert agricultural waste into valuable products. Additionally, Inmet is involved in the production and assessment of bioplastics, contributing to the development of eco-friendly alternatives to conventional plastics.

Nutrecon (Synbio Powerlabs®)

●	Headquartered in Helsinki, Finland, Synbio Powerlabs® is an innovative early-stage biotechnology company specialized in research, development, and production of sustainable fungi-derived ingredients. With state-of-the-art laboratories and a pilot-to-industrial scale precision fermentation facility, the company operates uniquely as both a Research and Technology Organization (“RTO”) and a Contract Development and Manufacturing Organization (“CDMO”). This dual role enables Synbio Powerlabs® to seamlessly bridge the gap between cutting-edge biotechnology research and real-world industrial applications, accelerating the commercialization of novel bio-based products. Its flagship product line, marketed under the Eternal® brand, features a diverse portfolio of high-quality, sustainable ingredients derived from fungi, serving multiple industries and applications.

Gentle Tech (G-FAS & Gentle Farming)

●	A frontier tech company developing sustainable, autonomous agricultural equipment. Focused on reducing environmental impact through innovations in materials science, information technologies, and alternative energy to maximize efficiency and minimize the carbon footprint. The business model includes G-FAS (selling ultra-light weight harvesting heads directly to farmers) and Gentle Farming (developing machinery for autonomy and intelligent management).

About Moolec Science SA

Moolec is a science-based ingredient company and leader in the use of Molecular Farming technology for the food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. The Company’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. The Company has an industrial and commercial R&D capability to complement its Molecular Farming technology and secures a growing international patent portfolio (25+, both granted and pending) for its technology. Moolec is run by a diverse team of Ph.Ds and food insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts:

●	Press & Media inquiries: comms@moolecscience.com

●	Investor Relations inquiries: ir@moolecscience.com

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